PORTO SEGURO S.A. CNPJ 02.149.205/0001-69 A Publicly Held Company	ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Held Company

MATERIAL FACT

PORTO SEGURO S.A. (“PSSA” or “Company”) and ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco Holding”), pursuant to Paragraph 4 of Article 157 of Law No. 6,404/76 and the Brazilian Securities and Exchange Commission (CVM) instructions No. 358/02 and No. 319/99, wish to announce to their shareholders and the market as follows:

1. Intended Operation: Pursuant to the Material Fact published on August 24, 2009, PSSA and Itaú Unibanco Holding signed on August 23, 2009 an Alliance for the unification of their household and automobile insurance operations (“Alliance”). In order to implement the Alliance, the assets and liabilities of Itaú Seguros S.A. (“Itaú Seguros”) related to the latter’s activities in household and auto insurance have been transferred to a company denominated  Itaú Seguros de Auto e Residência S.A. (“ISAR”). With a view to the transfer of ISAR to PSSA, a proposal shall be submitted to the stockholders of PSSA for the incorporation by PSSA, of ISAR Holding Ltda. (“ISAR Holding”), the current direct controlling company of ISAR, pursuant to the Protocol and Justification for Incorporation signed on November 10, 2009, as described below (“Incorporation”).

2. Current shareholding structure of the companies involved in the Incorporation: ISAR Holding has a capital stock of R$ 950,000,000,00, totally  subscribed and paid in, divided into 95,000,000,000  quotas, with a nominal value of R$ 0.01 each. PSSA is a publicly held company with a capital stock of R$ 920,000,000.00, totally subscribed and paid in, divided into 229,349,211 common book entry, nominative shares with no par value.

2.1. Quota Holders of ISAR Holding: The corporate structure of ISAR Holding is made up of: (i) Itaú Unibanco Holding, which holds 492 quotas, representing 0.0000005% of the capital stock; (ii) Itaú Unibanco S.A., which holds 42,188,852,675 quotas, representing  44.4093186% of the capital stock; (iii) Itaú Seguros, which holds 1,771,824,000 quotas, representing 1.8650779% of the capital stock; and (iv) Itauseg Participações S.A., which holds 51,039,322,833 quotas, representing 53.7256030% of the capital stock.

2.2. Stockholders of PSSA: The shareholding structure of PSSA is made up of: (i) Pares Empreendimentos e Participações S.A., which holds 94,021,035 shares, representing 40.994706% of the capital stock; (ii) Rosag Empreendimentos e Participações S.A., which holds 36,169,533 shares representing 15.770507% of the capital stock; (iii) Jayme Brasil Garfinkel, who holds 458,802 shares, representing 0.200045% of the capital stock; and (iv) 98,699,841 shares, representing 43.034742% of the capital stock and widely held in the market.

3. Reasons for and purpose of the operation: The Alliance will allow the unification of the household and auto insurance operations of Itaú Seguros and PSSA, as well as the expansion of the distribution network of the said insurance business and also the commercialization capacity of these products, resulting in gains in scale and efficiency for both parties involved.

The implementation of the Alliance will take place through a corporate reorganization, of which this Incorporation is a component part. The purpose of this corporate reorganization is to (i) permit the transfer to PSSA of all the shares less 1 (one) issued by ISAR  and (ii) permit the Itaú Unibanco Group to indirectly become holder of common, book entry shares with no par value issued by PSSA, representing 30% (thirty percent) of its capital stock.  The reorganization involves the following stages:

3.1. On October 30, 2009, the partial spin-off of Itaú Seguros, with the transfer of all the assets and liabilities that comprise its auto and household insurance portfolio to ISAR;

3.2. Following the transfer of these assets and liabilities to ISAR, a resolution was adopted on October 30, 2009 for increasing the capital of ISAR Holding, paid in through the paying in by the stockholders of ISAR, of all the shares less 1 (one) issued by the latter;

3.3. In order to proceed with the said corporate reorganization, the incorporation of ISAR Holding by PSSA is proposed in such a way that (a) PSSA shall then hold all the shares less 1 (one) issued by ISAR  and (b) the Itaú Unibanco Group shall then hold a stake in the capital of PSSA;

3.4. Finally, as an integral part of the incorporation, the Itaú Unibanco Group shall pay into the capital of the holding company (“Porto Seguro Itaú Unibanco Participações S.A.” or “PSIUPAR”) the said new shares issued by PSSA. In parallel with this paying in of shares, the controlling stockholders of PSSA shall become stockholders of PSIUPAR, having already paid in all the shares issued by PSSA, of which they were holders, into the capital of PSIUPAR, such that, finally, the Itaú Unibanco Group and the controlling stockholders of PSSA shall have their respective stakes held in indirect form in PSSA, through PSIUPAR.  The current controllers of PSSA shall control PSIUPAR which, in turn shall be the directly controlling stockholder of PSSA.

4. Costs of the operation: The estimated global cost of the intended operation, to the Company, is R$ 17,000,000.00. This cost is made up of the values to be expended with the remuneration of lawyers, consultants and financial advisers, of companies which shall appraise the value of the stockholders’ equity of PSSA and ISAR Holding, as well as the costs of publications of the material fact, convening notices, notices to stockholders, minutes of general stockholders meetings and other acts involved in the incorporation.

5. Corporate and negotiation events that have preceded the intended incorporation: The Incorporation operation herein intended has been preceded by the transfer to ISAR, by partial spin-off concluded on October 30, 2009, of all the assets and liabilities comprising the auto and household insurance portfolio of Itaú Seguros, as well as the resolution for increasing the capital of ISAR Holding, paid in by the stockholders of ISAR with shares issued by the latter as detailed above.  In addition, on August 23, 2009 an agreement of PSIUPAR stockholders between the current controlling stockholders of PSSA  and Itaú Unibanco Group,  and an investment agreement regulating the Alliance, were signed (also providing for general rules applicable to the operational agreement to be signed on the date of the Incorporation regulating the offering and distribution of household and auto insurance products of PSSA  and its controlled companies to customers of the Itaú Unibanco network in Brazil  and in Uruguay). Pursuant to the stockholders agreement, Itaú Unibanco Holding shall be assured of the nomination of 2 (two) of the 5 (five) members of the Board of Directors of PSIUPAR and 2 (two) of the 7 (seven) members of the Board of Directors of PSSA.  The intended operation of Incorporation has been authorized by the Board of Directors of PSSA, pursuant to the meeting of November 10, 2009 and on the same date, at a meeting of the partners and officers of ISAR Holding.

6. Appraisal of ISAR Holding’s stockholders’ equity at book value: For the purposes of the incorporation and pursuant to Article 224, sub-section III of Law No. 6,404/76, the stockholders’  equity of ISAR Holding shall be appraised according to the book value criterion, in compliance with articles 183  and 184 of Law No. 6,404/76, on the basis of the Balance Sheet of ISAR Holding raised on September 30, 2009, which was deemed the baseline date for the Incorporation (“Baseline-Date”), adjusted in the light of the corporate events of ISAR Holding on October 30, 2009. The said Balance Sheet was audited by PricewaterhouseCoopers Auditores Independentes, a company with its registered offices in the city and state of São Paulo, at Avenida Francisco Matarazzo  1,400, 7th floor Torre Torino, Centro Empresarial Água Branca, registered in the corporate tax register (CNPJ) under number 61.562.112/0001-20  and in the Regional Accounting Council of São Paulo (CRC/SP) under number 2SP000160/O-5. The said specialized company is nominated to undertake the appraisal of the stockholders’ equity of ISAR Holding to be incorporated by PSSA. The appointment of this appraising company as well as the Valuation Report prepared by it, shall be submitted for the examination of the General Stockholders’ Meeting of  PSSA and the Partners Meeting of ISAR Holding. The said report reflects the value of R$ 950,000,000.00 of the stockholders’ equity at book value of ISAR Holding.

7. Appraisal of PSSA  and ISAR Holding at market value: In order to establish the exchange ratio of quotas representative of the capital of ISAR Holding for shares issued by PSSA, the appraisal of the economic value of PSSA  and ISAR Holding was undertaken on the Baseline Date, pursuant to the same criteria at market prices by Hirashima & Associados Consultoria e Transações Societárias Ltda., a company with its registered offices at Rua Flórida, 1,758, 1st floor, Suite 11, registered in the corporate tax register (CNPJ) under number 05.534.178/0001-36. The appointment of the said appraising company as well as the results of the appraisal shall be submitted for the examination of the General Stockholders Meeting of PSSA  and the Partners Meeting of ISAR Holding.

8. Exchange ratio; criterion used to establish the exchange ratio; and reasons for which the operation is deemed equitable for the stockholders: The exchange ratio resulting from the appraisal of the economic values of PSSA and ISAR Holding at market prices is as follows: one common share of PSSA shall be attributed to each 966.50284937693 quotas representative of the capital of ISAR Holding extinguished as a result of the Incorporation (“Exchange Ratio”). In accordance with the conclusions reached by the specialized company nominated in item 7, above, this criterion for determining the Exchange Ratio, at the same time as meeting the requirements of corporate law, is equitable for the stockholders and partners of the companies involved.

9. Comparison between the political and patrimonial advantages of the shares of the controlling stockholder and the remaining stockholders before and after the operation: The shares issued by PSSA, the entitlement to which shall be transferred to the quota holders of ISAR Holding as a result of the Incorporation, shall be entitled, respecting the pro rata tempore criterion, to the same rights assured to the shares held in the name of the remaining stockholders of PSSA. In view of the use of the Baseline Balance Sheet of ISAR Holding of September 30, 2009 for the Incorporation, and the fact that patrimonial variations subsequent to the said Baseline Date shall be booked to PSSA, the participation of the new shares issued as a result of the Incorporation in any distribution of dividends or interest on stockholders’ equity approved by the General Stockholders Meeting or on the decision of the management of PSSA, following the date of Incorporation, shall be calculated in relation to the period between October 1, 2009  and the termination of the period for recording the results that serve as a record date for the payment of dividends or interest on stockholders’ equity.

10. Treatment of subsequent patrimonial variations: Patrimonial variations subsequent to the Baseline Date shall be entered to the accounts of PSSA.

11. Increase in the capital stock of PSSA: All the quotas representing the capital stock of ISAR Holding shall be extinguished and substituted for new shares issued by PSSA, pursuant to the Exchange Ratio. The capital stock of PSSA shall be increased in R$ 950,000,000.00, to be paid in through the transfer of the stockholders’ equity of ISAR Holding. In the light of the increase in capital, 98,292,519 new common book entry, nominative shares with no par value shall be issued, being attributed to the current quota holders of ISAR Holding, pursuant to the Exchange Ratio.

12. Breakdown of the capital of PSSA after the operation: Following the intended Incorporation  and the paying in of shares issued by PSSA to the capital of PSIUPAR, pursuant to item 3.4 above, the breakdown of capital of PSSA shall be as follows:

Stockholders	Number of Shares	Stake (%)
PSIUPAR	228,941,889	69.88
Others	98,699,841	30.12
Total	327,641,730	100.00

13. Business continuity: With the approval of the Incorporation, ISAR Holding shall be extinguished, being succeeded by PSSA in all the former’s assets and liabilities, rights and obligations of any nature, business continuity not being interrupted, it being incumbent on PSSA to undertake the filing of the instruments relative to the Incorporation.

14.Right of withdrawal and reimbursement value of the shares: The totality of the quota holders of  ISAR Holding has expressed their agreement with the terms of the Incorporation. For this reason, right of withdrawal shall not be exercised by virtue of the approval of the Incorporation operation.

15. Conflict of interests: In relation to the specialized companies involved in the operation, there is no conflict or communion of interests, either current or potential: (a) in relation to the controlling  stockholders of PSSA  and ISAR Holding; (b) in relation to minority stockholders; or (c) in relation to the operation of  Incorporation; that is, to the knowledge of the management of PSSA  and Itaú Unibanco Holding.

16. Approval of the competent regulatory authorities: The implementation of the Alliance described in item 1, above, was conditional on the prior authorization of the Superintendência de Seguros Privados – SUSEP, the Brazilian insurance regulator, and granted on October 16, 2009. The corporate acts relative to the partial spin-off of Itaú Seguros shall be submitted for ratification by SUSEP within the legal period for doing so. On September 14, 2009 the operation was also submitted for adjudication by the Sistema Brasileiro de Defesa da Concorrência, the Brazilian anti-trust authorities, pursuant to Law No. 8,884/94.

17. Amendment to the bylaws of PSSA: Should the Incorporation be approved, the General Stockholders’ Meeting shall decide on the amendment to the company’s bylaws to reflect the increase in capital envisaged in item 11, above, as well as the inclusion in Chapter IV – Management Bodies of new provisions for age limits for holding positions in the company’s management and for establishing the functioning of an Audit Committee as a supporting body to the Board of Directors.

18. Documents for consultation: The documents pertinent to the Incorporation are available for examination by the stockholders of PSSA and by the stockholders of Itaú Unibanco Holding at the registered offices of PSSA. In order to access the said documents, the stockholders or duly constituted attorneys-in-fact shall substantiate their condition as stockholders or attorneys-in-fact as the case may be, pursuant to Article 126 of Law No. 6,404/76. The protocol of incorporation, the ISAR Holding’s valuation report at book value and the project for modification of the bylaws of PSSA shall also be made available in the sites of the CVM and the BM&F Bovespa.

São Paulo, November 10, 2009.

PORTO SEGURO S.A. José Tadeu Mota Investor Relations Officer	ITAÚ UNIBANCO HOLDING S.A. Alfredo Egydio Setubal Investor Relations Officer